Exhibit 99.1

NLS Pharmaceutics Releases the Results from its Annual General Meeting

Zürich, Switzerland, June 30, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the NLS Shareholders approved all of the Board of Directors’ proposals for the 2023 Annual General Meeting (AGM) that took place in Zürich, Switzerland today. This included the election of Audrey Greenberg and Dr. Anthony Walsh to the Board of Directors.

No shareholders or their proxies attended the AGM in person and 64% percent of the shares entitled to votes were represented. The Board of Directors received the highest voting approval in the Company’s history of 99.5% of votes cast in favor of the proposals.

“I am very grateful for the continuous support of our shareholders and specifically the overarching endorsement of our strategic development plan as we move into a new phase of NLS and commence the Phase 3 program for Mazindol ER,” commented Ronald Hafner, Chairman of the Board of Directors.

Audrey Greenberg, Co-Founder and Chief Business Officer, Center for Breakthrough Medicines, and Anthony Walsh, PhD, Chief Business Officer of Ability Biologics, were both elected to the NLS Pharmaceutics Board of Directors, broadening the board membership to include U.S. repesentation. The Chairman and all other members of the Board of Directors were re-elected for a term of office until the end of the next Annual General Meeting. Shareholders also elected the members of the Compensation Committee for a one-year term.

Shareholders approved the financial statements, the compensation report, and the balance sheet results of the Company for the fiscal year 2022. Shareholders also approved the total compensation budgets for NLS Pharmaceutics’ Board of Directors and Executive Management for the financial year 2024. PricewaterhouseCoopers AG was re-elected as NLS’ independent auditors for another term lasting until the next Annual General Meeting.

All information on the AGM can be found on the company website here: https://nlspharma.com/investors/agm-2023/.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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